HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________
Will Hart                                            Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                  July 17, 2017

William Mastrianna
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   HD View 360, Inc.
            Registration Statement on Form S-1
            Amendment No. 1
            File No. 333-219044


     This office represents HD View 360, Inc. (the "Company"). Amendment No. 1 to the Company's registration statement has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated July 12, 2017. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The numbers under the "Page Number." column refer to the pages in the Company's registration statement where the Company's response to the particular comment can be found.

                                                                     Page Number

1. Comment complied with.                                                11

2. Comment complied with.                                                11

3. Comment complied with.                                               Exh. 5


      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & HART, LLC

                                           /s/ William T. Hart

                                           By
                                                William Hart